Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank as at April 30, 2026.

As at
April 30, 2026
(in millions of Canadian dollars)

Subordinated Debt	8,336
Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	7,706
Common Shares	23,537
Contributed Surplus	390
Retained Earnings	48,053
Accumulated Other Comprehensive Income	5,884
Total Shareholders’ Equity	85,570
Non-controlling Interest in Subsidiaries	47
Total Equity	85,617

Total Capitalization	93,953

Notes:
(1)Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 44, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the six months ended April 30, 2026.
(2)The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 2, 3, 4, 5 and 6. Please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the six months ended April 30, 2026.

DC_LAN01:249201.1